

August 27, 2009

<u>Via U.S. Mail and Facsimile</u>

Manas Petroleum Corporation
c/o Clark Wilson LLP
Attention: Ethan Minsky
Barristers and Solicitors
Suite 800 - 885 West Georgia Street
Vancouver, British Columbia V6C 3H1, Canada
Fax: 604.687.6314

> **Re:** **Manas Petroleum Corporation**
> **Registration Statement on Form S-1**
> **Filed July 30, 2009**
> **File No. 333-160917**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed July 23, 2009**
> **Form 10-Q/A for the Quarter Ended March 31, 2009**
> **Filed July 24, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 333-107002**

Dear Sir or Madam:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We will not be able to accelerate the effectiveness of your Form S-1 until you have cleared comments on your Form 10-K and related filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

2. You state that you are a "development stage company", which is a phrase commonly used in the financial statements of companies in other industries. The words "development" and "production" have very specific meanings under Rule 4-10 of Regulation S-X. A reference to "development stage" would mean that you are engaged in preparing proved oil and gas reserves for production. If you do not have any "proved oil and gas reserves", as defined by Rule 4-10, please remove the terms "develop" and "development" that are used in the context of oil and gas production throughout the document, and replace them, as needed, with the terms "explore" or "exploration". This includes the using of those terms in the financial statements titles and footnotes.

Notes to Consolidated Financial Statements

Note 3 – Accounting Policies, page 2

Stock-based Compensation, page 5

3. You have restated your financial statements to account for stock options issued to non-employees by remeasuring the fair value of these stock options at each reporting period. Please provide us with the terms of the stock option grants to non-employees that support the remeasurement to fair value at each reporting period under EITF 96-18. In your response, please also identify the individuals that you have determined do not meet the definition of an employee. Please refer to the definition of employee in Appendix E to SFAS 123(R).

Note 9 – Warrants, page 9

4. We note you recorded $9.4 million classified as warrants issuance expense during fiscal year 2008 in accordance with an equity sales adjustment clause in certain warrant agreements. We understand this charge was a result of repricing certain warrants due to the last equity issuance price. To further our understanding of the nature of this charge, please identify the warrant issuances that included this equity sales adjustment clause and provide a copy of this provision within the agreement. In addition, please tell us in more detail how you accounted for the

cancellation of prior warrants and the issuance of repriced warrants that resulted in the $9.4 million charge. In your response, please cite the accounting literature to support the accounting treatment.

Note 11 – Contingently Convertible Loan, page 10

5. You disposed of 8% of your interest in Blocks XIII and VIV (the Blocks) for aggregate loan proceeds of $2.0 million and recorded a $320,000 Participation Liability. With regards to this transaction, tell us the following:

    - what rights or benefits have been transferred to the Loan holder as a result of the disposition,
    - how you have accounted for the disposition of 8% of the Blocks in your financial statements,
    - how much of the $2.0 million proceeds has been allocated to the disposition, and
    - how the accretion of the Participation Liability for the Loan holder will be recorded in the statement of operations.

6. You have disclosed that you are responsible for the exploration costs related to the Loan holder's 8% interest in the Blocks and recorded this as the Participation Liability. Tell us the facts and circumstances you considered in concluding that your responsibility for the exploration costs resulted in a liability incurred the date the loan was issued. Please cite any accounting standards you believe are relevant.

7. We understand you identified the conversion option related to these loans as an embedded derivative with zero value at inception and as of December 31, 2008. Tell us why you believe there was zero value associated with this conversion option. Additionally, please tell us how you have valued and accounted for this embedded derivative at subsequent interim periods as of March 31, 2009 and June 30, 2009.

Note 13 – Private Placement, page 11

8. As part of the placement, you sold units that include an interest in rights to certain production sharing contracts for Blocks 14 and 14 (the Blocks) and recorded a $320,000 Participation Liability. With regards to this transaction, tell us the following:

    - what specific rights or benefits of the contract have been transferred to the unit holders,
    - how you have accounted for this transfer of rights in your financial statements,

- how much of the placement proceeds has been allocated to the rights transferred, and
- how the accretion of the Participation Liability for the unit holders will be recorded in the statement of operations.

9. You have disclosed that you agreed to cover the unit holders' share of the exploration costs on the Blocks and recorded this as the Participation Liability. Tell us the facts and circumstances you considered in concluding that your responsibility for the exploration costs resulted in a liability incurred the date the units were sold. Please cite any accounting standards you believe are relevant.

Note 23 – Restatement, page 19

10. Your disclosures in note 23 and note 24 states the amounts previously reported for the year ended December 31, 2008 and related interim periods have been restated to the accounting for stock options to non-employees. Your disclosures on page 22 identify additional errors in accounting for a beneficial conversion feature and the adjustment to exercise prices of warrants previously issued. Please revise your restatement footnote to address these additional errors and any other errors included in the restated balances and identify the line items that have been restated.

11. On a similar matter, your disclosure on page 22 discusses errors considered in the restatement and amendment of certain Form 10-Q and Form 10-K filings that were not included and disclosed as part of your Form 8-K, Item 4.02 filing on March 31, 2009. We remind you of the requirements to file the information under Item 4.02 on Form 8-K a conclusion has been reached that previously issued financial statements should no longer be relied upon.

Form 10-Q/A for the quarterly period ended March 31, 2009

9 – Warrants, page 15

12. We note you have adopted the provisions of EITF 07-5 as of January 1, 2009. We understand you believe this guidance changes your accounting for warrants outstanding as they are no longer considered indexed to your common stock and must now be recorded as a derivative at fair value. Based on disclosures in your Form 10-K/A as of December 31, 2008, you recorded $9.4 million in September 2008 to reflect the repriced warrants at fair value. Your disclosures for the quarter ended March 31, 2009 appear to reduce the fair value of these warrants by approximately $9.1 million. The significant fluctuation in the fair value of these warrants from September 2008 to January 1, 2009 in unclear. Please support the difference in the valuation of these warrants and please separately identify the amounts recorded upon adoption of EITF 07-5 and the amounts recorded for the change in fair market value from January 1, 2009 to March 31, 2009.

Form 10-Q for the quarterly period ended June 30, 2009

9 – Warrants, page 14

13. Similar to our comment above relating to the adoption of EITF 07-5, please support the $13.9 million change in fair market value of your warrants from March 31, 2009 to June 30, 2009.

14. Additionally, we note you have reclassified approximately $8.5 million in warrants as of June 30, 2009 due to amended agreements, which delete the price adjustment clause that caused these warrants to be accounted for as a derivative under SFAS 133. Please tell us where you have reclassified these warrants to in your financial statements and how you are currently accounting for the amended warrants.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief